December 20, 2016

VIA EDGAR
Lisa Larkin
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (File No. 333-205660) of Apollo Investment Corporation (the “Company”)
Dear Ms. Larkin:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-205660) so that it may become effective at 3:00 PM (Eastern Time) on December 22, 2016, or as soon as practicable thereafter.
The Company hereby requests that you notify Richard Prins (212-735-2790) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.
Very truly yours,

Apollo Investment Corporation

/s/ Joseph D. Glatt    ___
Name: Joseph D. Glatt
Title: Chief Legal Officer, Secretary
and Vice President